SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Risk Factors

A number of risk factors affect Prudential's operating results and financial condition and, accordingly, the trading price of its shares. The risk factors mentioned below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The information given is as of the date of this document, and any forward-looking statements are made subject to the reservations specified under 'Forward-looking statements'.

Prudential's approaches to managing risks are explained in the section of this document headed 'Group Chief Risk and Compliance Officer's Report on the risks facing our business and how these are managed'.

Risks relating to the Issuer's business

Prudential's businesses are inherently subject to market fluctuations and general economic conditions

Uncertainty, fluctuations or negative trends in international economic and investment climates could have a material adverse effect on Prudential's business and profitability. Prudential operates in a macroeconomic and global financial market environment that presents significant uncertainties and potential challenges. For example, government interest rates in the US, the UK and some Asian countries in which Prudential operates remain low relative to historical levels.

Global financial markets are subject to uncertainty and volatility created by a variety of factors. These factors include monetary policy in the US, the UK and other jurisdictions together with their impact on the valuation of all asset classes and effect on interest rates and inflation expectations, concerns over sovereign debt, a general slowing in world growth, the increased level of geopolitical risk and policy-related uncertainty (including the imposition of trade barriers) and potentially negative socio-political events.

The adverse effects of such factors could be felt principally through the following items:

-      Reduced investment returns arising on the Group's portfolios including impairment of debt securities and loans, which could reduce Prudential's capital and impair its ability to write significant volumes of new business, increase the potential adverse impact of product guarantees, and/or have a negative impact on its assets under management and profit.
-      Higher credit defaults and wider credit and liquidity spreads resulting in realised and unrealised credit losses.
-     Failure of counterparties who have transactions with Prudential (eg banks and reinsurers) to meet commitments which could give rise to a negative impact on Prudential's financial position and on the accessibility or recoverability of amounts due or, for derivative transactions, adequate collateral not being in place.
-     Estimates of the value of financial instruments becoming more difficult because in certain illiquid or closed markets, determining the value at which financial instruments can be realised is highly subjective. Processes to ascertain such values require substantial elements of judgement, assumptions and estimates (which may change over time).
-     Increased illiquidity, which also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline. This could occur where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption restrictions are placed on Prudential's investments in illiquid funds. In addition, significant redemption requests could also be made on Prudential's issued funds and while this may not have a direct impact on the Group's liquidity, it could result in reputational damage to Prudential. The potential impact of increased illiquidity is more uncertain than for other risks such as interest rate or credit risk.

In general, upheavals in the financial markets may affect general levels of economic activity, employment and customer behaviour. As a result, insurers may experience an elevated incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums. The demand for insurance products may also be adversely affected. In addition, there may be a higher incidence of counterparty failures. If sustained, this environment is likely to have a negative impact on the insurance sector over time and may consequently have a negative impact on Prudential's business and its balance sheet and profitability. For example, this could occur if the recoverable value of intangible assets for bancassurance agreements and deferred acquisition costs are reduced. New challenges related to market fluctuations and general economic conditions may continue to emerge.

For some non-unit-linked investment products, in particular those written in some of the Group's Asia operations, it may not be possible to hold assets which will provide cash flows to match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated premium and claim values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated. Where interest rates in these markets remain lower than those used to calculate premium and claim values over a sustained period, this could have a material adverse effect on Prudential's reported profit.

Jackson writes a significant amount of variable annuities that offer capital or income protection guarantees. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realised volatility) and policyholder behaviour. Jackson uses a derivative hedging programme to reduce its exposure to market risks arising on these guarantees. There could be market circumstances where the derivatives that Jackson enters into to hedge its market risks may not cover its exposures under the guarantees. The cost of the guarantees that remain unhedged will also affect Prudential's results.

In addition, Jackson hedges the guarantees on its variable annuity book on an economic basis (with consideration of the local regulatory position) and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, for Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than for the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory results that may be less significant under IFRS reporting.

Also, Jackson has a significant spread based business with a significant proportion of its assets invested in fixed-income securities and its results are therefore affected by fluctuations in prevailing interest rates. In particular, fixed annuities and stable value products written by Jackson expose Prudential to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. Declines in spread from these products or other spread businesses that Jackson conducts, and increases in surrender levels arising from interest rate rises, could have a material impact on its businesses or results of operations.

A significant part of the profit from M&GPrudential's insurance operations is related to bonuses for policyholders declared on with-profits products, which are broadly based on historical and current rates of return on equity, real estate and fixed income securities, as well as Prudential's expectations of future investment returns. This profit could be lower in a sustained low interest rate environment.

Prudential conducts its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates

Changes in government policy and legislation (including in relation to tax), capital control measures on companies and individuals, regulation or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which Prudential operates (including those related to the conduct of business by Prudential or its third party distributors), or decisions taken by regulators in connection with their supervision of members of the Group, which in some circumstances may be applied retrospectively, may adversely affect Prudential. The proposed demerger of M&GPrudential from Prudential plc will result in a change to Prudential's group-wide supervisor to the Hong Kong Insurance Authority, and as a consequence will change the group-wide supervisory framework to which Prudential is subject. Prudential has agreed to apply the Local Capital Summation Method (LCSM) to determine Group regulatory capital requirements immediately following the demerger of M&GPrudential. The Group's engagement with the Hong Kong Insurance Authority on the supervisory framework that will apply to the Group in the longer term remains in progress. The impact from any regulatory changes may affect Prudential's product range, distribution channels, handling and usage of data, competitiveness, profitability, capital requirements, risk management approaches, corporate or governance structure and, consequently, reported results and financing requirements. Also, regulators in jurisdictions in which Prudential operates may impose requirements affecting the allocation of capital and liquidity between different business units in the Group, whether on a geographic, legal entity, product line or other basis. Regulators may change the level of capital required to be held by individual businesses, the regulation of selling practices and solvency requirements, and could introduce changes that impact the products sold. Furthermore, as a result of interventions by governments in light of financial and global economic conditions, there may continue to be changes in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transactions and enhanced supervisory powers.

Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential's competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies.

The EU's Solvency II Directive came into effect on 1 January 2016. The measure of regulatory capital under Solvency II is more volatile than under the previous Solvency I regime and regulatory policy may further evolve under the regime. The European Commission began a review in late 2016 of some aspects of the Solvency II legislative package, which is expected to continue until 2021 and includes a review of the Long Term Guarantee measures. Prudential applied for, and has been granted approval by the UK Prudential Regulation Authority to use the following measures when calculating its Solvency II capital requirements: the use of an internal model, the 'matching adjustment' for UK annuities, the 'volatility adjustment' for selected US dollar-denominated business, and UK transitional measures on technical provisions. Prudential also has permission to use 'deduction and aggregation' as the method by which the contribution of the Group's US insurance entities to the Group's solvency is calculated, which in effect recognises surplus in US insurance entities in excess of 250 per cent of local US Risk Based Capital requirements. For as long as Prudential or its businesses remain subject to Solvency II, there is a risk that changes may be required to Prudential's approved internal model or other Solvency II approvals, which could have a material impact on the Group Solvency II capital position. Where such changes (including internal model changes) are subject to regulatory approval, there is a risk that the approval is delayed or not given. In such circumstances, changes in our risk profile would not be able to be appropriately reflected in our internal model, which could have a material impact on the Group's Solvency II capital position.

Currently there are also a number of other global regulatory developments which could impact Prudential's businesses in its many jurisdictions. These include the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) in the US, the work of the Financial Stability Board (FSB) in the area of systemic risk including the designation of Global Systemically Important Insurers (G-SIIs), the Insurance Capital Standard (ICS) being developed by the International Association of Insurance Supervisors (IAIS), MiFID II and associated implementing measures, which came into force on 3 January 2018 and the EU General Data Protection Regulation, which came into force on 25 May 2018. In addition, regulators in a number of jurisdictions in which the Group operates are further developing local capital regimes; this includes potential future developments under the National Association of Insurance Commissioners' (NAIC) reforms in the US, amendments to certain local statutory regimes in some territories in Asia and Solvency II in the UK (as referred to above). There remains a high degree of uncertainty over the potential impact of these changes on the Group.

The Dodd-Frank Act, a US federal law enacted in 2010, provided for a comprehensive overhaul of the financial services industry within the US including reforms to financial services entities, products and markets. The full impact of the Dodd-Frank Act on Prudential's businesses remains unclear, as many of its provisions are primarily focused on the banking industry, have a delayed effectiveness and/or require rule-making or other actions by various US regulators over the coming years. There is also potential uncertainty surrounding future changes to the Dodd-Frank Act under the current US administration.

Prudential's designation as a G-SII was last reaffirmed on 21 November 2016. The FSB, in conjunction with the IAIS, did not publish a new list of G-SIIs in 2017 and did not engage in G-SII identification for 2018 following IAIS' launch of the consultation on the Holistic Framework (HF) on 14 November 2018, which aims to assess and mitigate systemic risk in the insurance sector, potentially serving as an alternative approach to the current G-SII model. A further consultation was launched by the IAIS on 14 June 2019 with proposals for revisions to the Insurance Core Principles in relation to the HF. The IAIS intends to implement the HF in 2020, proposing that G-SII identification be suspended from that year. In the interim, the relevant group-wide supervisors have committed to continue applying existing enhanced G-SII supervisory policy measures with some supervisory discretion, which includes a requirement to submit enhanced risk management plans. In November 2022, the FSB will review the need to either discontinue or re-establish an annual identification of G-SIIs in consultation with the IAIS and national authorities. The Higher Loss Absorbency (HLA) standard (a proposed additional capital measure for G-SII designated firms, planned to apply from 2022) is not part of the proposed HF. However, the HF proposes supervisory monitoring to identify potential vulnerabilities and increased supervisory powers of intervention for mitigating systemic risk.

The IAIS is also developing the ICS as part of ComFrame - the Common Framework for the supervision of Internationally Active Insurance Groups (IAIGs). The implementation of ICS will be conducted in two phases - a five-year monitoring phase followed by an implementation phase. ComFrame will more generally establish a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The ComFrame proposals, including ICS, could result in enhanced capital and regulatory measures for IAIGs, for which Prudential satisfies the criteria.

The NAIC is targeting a January 2020 effective date for the revised Variable Annuity Framework, which was designed with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet. Jackson continues to make progress in preparing models for implementation. The NAIC also has an ongoing review of the C-1 bond factors in the required capital calculation, on which further information is expected to be provided in due course. The Group's preparations to manage the impact of these reforms will continue.

On 27 July 2017, the UK FCA announced that it will no longer persuade, or use its powers to compel, panel banks to submit rates for the calculation of LIBOR after 2021. The discontinuation of LIBOR in its current form and its replacement with the Sterling Overnight Index Average benchmark (SONIA) in the UK (and other alternative benchmark rates in other countries) could, among other things, impact the Group through an adverse effect on the value of Prudential's assets and liabilities which are linked to or which reference LIBOR, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Various jurisdictions in which Prudential operates have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise in which Prudential, along with other companies, may be required to make such contributions.

The Group's accounts are prepared in accordance with current IFRS applicable to the insurance industry. The International Accounting Standards Board (IASB) introduced a framework that it described as Phase I which, under its standard IFRS 4 permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. In May 2017, the IASB published its replacement standard on insurance accounting (IFRS 17, 'Insurance Contracts'), which will have the effect of introducing fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. In June 2019, the IASB published an exposure draft proposing a number of targeted amendments to this new standard including the deferral of the effective date by one year from 2021 to 2022. The comment deadline for the exposure draft is 25 September 2019. The EU will apply its usual process for assessing whether the standard meets the necessary criteria for endorsement. The Group is reviewing the complex requirements of this standard and considering its potential impact. The effect of changes required to the Group's accounting policies as a result of implementing the new standard is currently uncertain, but these changes can be expected to, amongst other things, alter the timing of IFRS profit recognition. Given the implementation of this standard is likely to require significant enhancements to IT, actuarial and finance systems of the Group, it will also have an impact on the Group's expenses.

Any changes or modification of IFRS accounting policies may require a change in the way in which future results will be determined and/or a retrospective adjustment of reported results to ensure consistency.

The proposed demerger of M&GPrudential carries with it execution risk and will continue to require significant management attention

The proposed demerger of M&GPrudential is subject to a number of factors and dependencies (including prevailing market and political conditions, the appropriate allocation of debt and capital between the two groups and internal and external approvals (including those from regulators and shareholders). In addition, preparing for and implementing the proposed demerger is expected to continue to require significant time from management, which may divert management's attention from other aspects of Prudential's business.

Therefore, there can be no certainty that the demerger will be implemented on the anticipated timetable, or that it will be completed as proposed (or at all). Further, if the proposed demerger is completed, there can be no assurance that either Prudential plc or M&GPrudential will realise the anticipated benefits of the transaction, or that the proposed demerger will not adversely affect the trading value or liquidity of the shares of either or both of the two businesses.

Failure to complete the demerger would result in the potential benefits of the demerger not being realised and may have an adverse effect on the reputation of Prudential and on the external perception of its ability to implement large-scale projects successfully. This may be the case even where the failure to implement the demerger is due to factors outside the control of Prudential. A failure to complete the demerger may also result in increased regulatory scrutiny on Prudential, in particular where the reasons for the demerger not proceeding are internal to Prudential.

The intended UK exit from the EU may adversely impact economic conditions, increase market volatility, increase political and regulatory uncertainty, and cause operational disruption (including reduced access to EU markets) which could have adverse effects on Prudential's business and its profitability

In 2017, the UK submitted the formal notification of its intention to withdraw from the EU pursuant to Article 50 of the Treaty on the European Union, as amended. If no formal withdrawal agreement is reached between the UK and the EU, then it is currently expected the UK's membership of the EU will automatically terminate on 31 October 2019 unless a further extension is agreed between the UK and EU. The UK's decision to leave the EU will have political, legal and economic ramifications for both the UK and the EU, although these are expected to be more pronounced for the UK. The Group has several UK-domiciled operations, principally M&GPrudential, and these will be impacted by a UK withdrawal from the EU, although contingency plans have been developed and enacted since the referendum result to ensure that Prudential's business is not unduly affected by the UK withdrawal. The outcome of the negotiations on the UK's withdrawal and any subsequent negotiations on trade and access to the country's major trading markets, including the single EU market, is currently unknown. As a result, there is ongoing uncertainty over the terms under which the UK will leave the EU, in particular after any agreed transitional period, and the potential for a disorderly exit by the UK without a negotiated agreement. While the Group has undertaken significant work to plan for and mitigate such risks, there can be no assurance that these plans and efforts will be successful.

In particular, depending on the nature of the UK's exit from the EU, some or all of the following risks may materialise, the extent of which may be more pronounced if the UK leaves the EU without a negotiated agreement and which may impact the business of the Group and its profitability:

-      The UK and EU may experience a downturn in economic activity. The effect of any downturn is expected to be more pronounced for the UK particularly in the event of a disorderly exit by the UK from the EU. Market volatility and illiquidity may increase (including for property funds, where redemption restrictions may be applied) in the period leading up to, and following, the UK's withdrawal. A disorderly exit could also lead to potential downgrades in sovereign and corporate debt ratings in the UK and the EU and falls in UK property values. In a severe scenario where the UK's sovereign rating is downgraded by potentially more than one notch, this may also impact on the ratings of UK companies, including Prudential's UK business. Further or prolonged interest rate reductions may occur due to monetary easing. These impacts may result in the adverse effects outlined in the 'market fluctuations and general economic conditions' risk factor.

-      The UK's exit from the EU could result in significant changes to the legal and regulatory regime under which the Group (and, in particular, M&GPrudential) operates (including the future application of the Solvency II regime in the UK), the nature and extent of which remain uncertain while the manner of the UK's withdrawal from the EU remains unclear and the extent and terms of any future access to the single EU market remain to be agreed. There may be an increase in complexity and costs associated with operating in an additional regulatory jurisdiction.

-      There may be increased risk of operational disruption to Prudential's business, in particular to M&GPrudential. Access to the EU market, and the ability to service EU clients, may be adversely impacted. Negative market sentiment towards the UK from investors may result in negative fund flows and EU service providers may be less willing, or unable to service UK fund managers, both of which may negatively impact on the asset management business of M&GPrudential. The insurance business may experience higher product lapses resulting from fund outflows. The ability to retain and attract appropriately skilled staff from the EU may be adversely impacted. Contractual documentation may need to be renegotiated or redrafted in order to remain effective.

Adverse experience in the operational risks inherent in Prudential's business, and those of its material outsourcing partners, could disrupt its business functions and have a negative impact on its results of operations

Operational risks are present in all of Prudential's businesses, including the risk (from both Prudential and its outsourcing and external technology and data hosting partners) of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes) or from other external events. Exposure to such events could impact operational resilience by disrupting Prudential's systems, operations, new business sales and renewals, distribution channels and services to customers, which may result in financial loss, customer impacts and reputational damage.

Prudential's business is dependent on processing a large number of transactions across numerous and diverse products, and it employs a large number of information technology (IT) and finance systems and models, and user developed applications, some of which are complex, in its processes. The long-term nature of much of the Group's business also means that accurate records have to be maintained for significant periods. Further, Prudential operates in an extensive and evolving legal and regulated environment (including in relation to tax) which adds to the operational complexity of its business processes and controls.

These factors, among others, result in significant reliance on, and require significant investment in, IT infrastructure, data management, compliance and other operational systems, personnel and processes for the performance of the Group's core business activities. During times of significant change, the operational effectiveness of these components may be impacted.

Although Prudential's IT, compliance and other operational systems, models and processes incorporate controls designed to manage and mitigate the operational and model risks associated with its activities, there can be no assurance that such controls will always be effective. Due to human error among other reasons, operational and model risk incidents do occur from time to time and no system or process can entirely prevent them although there have not been any material events to date. Prudential's legacy and other IT systems, data and processes, as with operational systems and processes generally, may be susceptible to failure or security/data breaches.

Such events could, among other things, harm Prudential's ability to perform necessary business functions, result in the loss of confidential or proprietary data (exposing it to potential legal claims and regulatory sanctions) and damage its reputation and relationships with its customers and business partners. Similarly, any weakness in administration systems (such as those relating to policyholder records or meeting regulatory requirements) or actuarial reserving processes could have a material adverse effect on its results of operations during the effective period.

In addition, Prudential also relies on a number of outsourcing (including external technology and data hosting) partners to provide several business processes, including a significant part of the UK back office and customer facing operations as well as a number of IT support functions and investment operations. This creates reliance upon the operational performance of these outsourcing partners, and failure to adequately oversee the outsourcing partner, or the failure of an outsourcing partner (or its key IT and operational systems and processes) could result in significant disruption to business operations and customers.

The implementation of complex strategic initiatives gives rise to significant execution risks, may affect the operational capacity of the Group, and may adversely impact the Group if these initiatives fail to meet their objectives

As part of the implementation of its business strategies, Prudential is undertaking a number of significant change initiatives across the Group, many of which are interconnected and/or of large scale. There may be adverse financial and non-financial (including operational, regulatory, customer and reputational) implications for the Group if these initiatives fail, in whole or in part, to meet their objectives. Additionally, these initiatives inherently give rise to design and execution risks, and may increase existing business risks, such as placing additional strain on the operational capacity, or weakening the control environment, of the Group. Implementing further strategic initiatives may amplify these risks.

The Group's current significant change initiatives include the merger of M&G and Prudential UK and Europe and the proposed demerger of M&GPrudential. In particular, significant operational execution risks arise from these initiatives, including in relation to the separation and establishment of standalone governance regimes for both the M&GPrudential and remaining Group under their prospective regulatory regimes following the proposed demerger, and the separation and establishment of their respective business functions and processes (data, systems, people) and other third-party arrangements.

Prudential is subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio

Investing in sovereign debt creates exposure to the direct or indirect consequences of political, social or economic changes (including changes in governments, heads of state or monarchs) in the countries in which the issuers are located and to the creditworthiness of the sovereign. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and Prudential may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject.

Moreover, governments may use a variety of techniques, such as intervention by their central banks or imposition of regulatory controls or taxes, to devalue their currencies' exchange rates, or may adopt monetary and other policies (including to manage their debt burdens) that have a similar effect, all of which could adversely impact the value of an investment in sovereign debt even in the absence of a technical default. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issuers.

In addition, if a sovereign default or other such events described above were to occur as has happened on occasion in the past, other financial institutions may also suffer losses or experience solvency or other concerns, and Prudential might face additional risks relating to any debt held in such financial institutions held in its investment portfolio. There is also risk that public perceptions about the stability and creditworthiness of financial institutions and the financial sector generally might be adversely affected, as might counterparty relationships between financial institutions. If a sovereign were to default on its obligations, or adopt policies that devalued or otherwise altered the currencies in which its obligations were denominated this could have a material adverse effect on Prudential's financial condition and results of operations.

Prudential is subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses

Due to the geographical diversity of Prudential's businesses, Prudential is subject to the risk of exchange rate fluctuations. Prudential's operations in the US and Asia, which represent a significant proportion of operating profit based on longer-term investment returns and shareholders' funds, generally write policies and invest in assets denominated in local currencies. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in Prudential's consolidated financial statements upon the translation of results into pounds sterling. This exposure is not currently separately managed. The currency exposure relating to the translation of reported earnings could impact financial reporting ratios such as dividend cover, which is calculated as operating profit after tax on an IFRS basis, divided by the dividends relating to the reporting year. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within other comprehensive income. Consequently, this could impact Prudential's gearing ratios (defined as debt over debt plus shareholders' funds). The Group's surplus capital position for regulatory reporting purposes may also be affected by fluctuations in exchange rates with possible consequences for the degree of flexibility that Prudential has in managing its business.

The resolution of several issues affecting the financial services industry could have a negative impact on Prudential's reported results or on its relations with current and potential customers

Prudential is, and in the future may continue to be, subject to legal and regulatory actions in the ordinary course of its business on matters relevant to the delivery of customer outcomes. Such actions relate, and could in the future relate, to the application of current regulations or the failure to implement new regulations (including those relating to the conduct of business), regulatory reviews of broader industry practices and products sold (including in relation to lines of business already closed) in the past under acceptable industry or market practices at the time and changes to the tax regime affecting products. Regulators may also focus on the approach that product providers use to select third-party distributors and to monitor the appropriateness of sales made by them. In some cases, product providers can be held responsible for the deficiencies of third-party distributors.

Current regulatory actions include the requirement in the UK to provide redress to certain past purchasers of pensions and mortgage endowment policies, and the UK insurance business's undertaking to the FCA to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. This will result in the UK insurance business being required to provide redress to certain such customers. A provision has been established to cover the costs of undertaking the review and any related redress but the ultimate amount required remains uncertain.

In the US, there has been significant attention on the different regulatory standards applied to investment advice delivered to retail customers by different sectors of the industry. As a result of reports relating to perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms. This includes focus on the suitability of sales of certain products, alternative investments and the widening of the circumstances under which a person or entity providing investment advice with respect to certain employee benefit and pension plans would be considered a fiduciary subjecting the person or entity to certain regulatory requirements. There is a risk that new regulations introduced may have a material adverse effect on the sales of the products by Prudential and increase Prudential's exposure to legal risks.

Litigation, disputes and regulatory investigations may adversely affect Prudential's profitability and financial condition

Prudential is, and may in the future be, subject to legal actions, disputes and regulatory investigations in various contexts, including in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of Prudential's businesses and operations that are specific to Prudential, or that are common to companies that operate in Prudential's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by Prudential, and may be class actions. Although Prudential believes that it has adequately provided in all material respects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, other sanctions that might be imposed and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could have an adverse effect on Prudential's reputation, results of operations or cash flows.

Prudential's businesses are conducted in highly competitive environments with developing demographic trends and continued profitability depends upon management's ability to respond to these pressures and trends

The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting Prudential's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, the ability to respond to developing demographic trends, customer appetite for certain savings products and technological advances. In some of its markets, Prudential faces competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit Prudential's potential to grow its business as quickly as planned.

In Asia, the Group's principal competitors include global life insurers such as Allianz, AXA, and Manulife together with regional insurers such as AIA, FWD and Great Eastern, and multinational asset managers such as Franklin Templeton, HSBC Global Asset Management, J.P. Morgan Asset Management and Schroders. In most markets, there are also local companies that have a material market presence.

M&GPrudential's principal competitors include many of the major retail financial services companies and fund management companies including, for example, Aviva, Janus Henderson, Jupiter, Legal & General, Schroders and Standard Life Aberdeen.

Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations, banks and other financial services companies such as Aegon, AIG, Allianz, AXA Equitable Holdings Inc., Brighthouse, Lincoln Financial Group, MetLife and Prudential Financial.

Prudential believes competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Prudential's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in Prudential's financial strength and credit ratings could significantly impact its competitive position and damage its relationships with creditors or trading counterparties

Prudential's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in Prudential's products, and as a result its competitiveness. Downgrades in Prudential's ratings as a result of, for example, decreased profitability, increased costs, increased indebtedness or other concerns could have an adverse effect on its ability to market products, retain current policyholders, and on the Group's financial flexibility. In addition, the interest rates Prudential pays on its borrowings are affected by its credit ratings, which are in place to measure the Group's ability to meet its contractual obligations.

Prudential plc's long-term senior debt is rated as A2 by Moody's, A by Standard & Poor's and A- by Fitch.

Prudential plc's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1 by Fitch.

The Prudential Assurance Company Limited's financial strength is rated Aa3 by Moody's, A+ by Standard & Poor's and AA- by Fitch.

Jackson's financial strength is rated AA- by Standard & Poor's and Fitch, A1 by Moody's and A+ by A.M. Best.

Prudential Assurance Co. Singapore (Pte) Ltd's financial strength is rated AA- by Standard & Poor's.

All ratings above are on a stable outlook and are stated as at the date of this document.

In addition, changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or Prudential's financial condition.

Attempts to access or disrupt Prudential's IT systems, and loss or misuse of personal data, could result in loss of trust from Prudential's customers and employees, reputational damage and financial loss

Prudential and its business partners are increasingly exposed to the risk that individuals or groups may attempt to disrupt the availability, confidentiality and integrity of its IT systems, which could result in disruption to key operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data (both corporate and customer). This could result in loss of trust from Prudential's customers and employees, reputational damage and direct or indirect financial loss. The cyber-security threat continues to evolve globally in sophistication and potential significance. Prudential's increasing profile in its current markets and those in which it is entering, growing customer interest in interacting with their insurance providers and asset managers through the internet and social media, improved brand awareness and the classification of Prudential as a G-SII could also increase the likelihood of Prudential being considered a target by cyber criminals. Further, there have been changes to the threat landscape and the risk from untargeted but sophisticated and automated attacks has increased.

There is an increasing requirement and expectation on Prudential and its business partners, to not only hold customer, shareholder and employee data securely, but use it in a transparent and appropriate way. Developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation that came into force on 25 May 2018) may also increase the financial and reputational implications for Prudential following a significant breach of its (or its third-party suppliers') IT systems. Although Prudential has experienced or has been affected by cyber and data breaches, to date, it has not identified a failure or breach, or an incident of data misuse in relation to its legacy and other IT systems and processes which has had a material impact. However, it has been, and likely will continue to be, subject to potential damage from computer viruses, unauthorised access and cyber-security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and IT networks), phishing and disruptive software campaigns.

Prudential is continually enhancing its IT environment to remain secure against emerging threats, together with increasing its ability to detect system compromise and recover should such an incident occur. However, there can be no assurance that such events will not take place which may have material adverse consequential effects on Prudential's business and financial position.

The failure to understand and respond effectively to the risks associated with environmental, social or governance (ESG) factors could adversely affect Prudential's achievement of its long-term strategy

The business environment in which Prudential operates is continually changing. A failure to manage those material risks which have ESG implications may adversely impact on the reputation and brand of the Group, the results of its operations, its ability to attract and retain customers and staff, and its ability to deliver on its long-term strategy and therefore its long-term success. ESG-related issues may also directly or indirectly impact key stakeholders, ranging from customers to institutional investors, employees, suppliers and regulators, all of whom have expectations in this area, which may differ.

Climate change is one ESG theme that poses potentially significant risks to Prudential and its customers, not only from the physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term impacts, but also from transition risks associated with the shift to a low carbon economy. Climate-driven changes in countries in which Prudential operates could change its claims profile. There is an increasing expectation from stakeholders for Prudential to understand, manage and provide increased transparency of its exposure to climate-related risks. For example, the FSB's Task Force on Climate-related Disclosures recommendations were published in 2017 to provide a voluntary framework on corporate climate-related financial disclosures following the FSB's concern that there may be systemic risk in the financial system related to climate change. More recently, in April 2019 the UK Prudential Regulation Authority published a supervisory statement which highlighted the physical and transition risks to financial stability caused by climate change and set out its expectations on UK insurers in relation to such risks.

As governments and policymakers take action to reduce greenhouse gas emissions and limit global warming, the transition to a low carbon economy could have an adverse impact on global investment asset valuations whilst at the same time present investment opportunities which the Group will need to monitor. In particular, there is a risk that this transition could result in some asset sectors facing significantly higher costs and a disorderly adjustment to their asset values. This could lead to an adverse impact on the value and the future performance of the investment assets of the Group. The potential broader economic impact from this may impact upon customer demand for the Group's products. Given that Prudential's investment horizons are long term, it is potentially more exposed to the long-term impact of climate change risks. Additionally, Prudential's stakeholders increasingly expect responsible investment principles to be adopted to demonstrate that ESG considerations (including climate change) are effectively integrated into investment decisions and fiduciary and stewardship duties.

Adverse experience relative to the assumptions used in pricing products and reporting business results could significantly affect Prudential's results of operations

In common with other life insurers, the profitability of the Group's businesses depends on a mix of factors including mortality and morbidity levels and trends, policy surrenders and take-up rates on guarantee features of products, investment performance and impairments, unit cost of administration and new business acquisition expenses. The Group's businesses are subject to inflation risk. In particular, the Group's medical insurance businesses in Asia are also exposed to medical inflation risk.

Prudential needs to make assumptions about a number of factors in determining the pricing of its products, for setting reserves, and for reporting its capital levels and the results of its long-term business operations. Assumptions about future expected levels of mortality are of relevance to the Guaranteed Minimum Withdrawal Benefit (GMWB) of Jackson's variable annuity business. In addition, the assumption that Prudential makes about future expected levels of mortality is particularly relevant for its UK annuity business, where payments are guaranteed for at least as long as the policyholder is alive. Prudential conducts rigorous research into longevity risk, using industry data as well as its own substantial annuitant experience. As part of its pension annuity pricing and reserving policy, Prudential's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data and informed by models from the Continuous Mortality Investigation (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, Prudential's results of operations could be adversely affected.

A further factor is the assumption that Prudential makes about future expected levels of the rates of early termination of products by its customers (known as persistency). This is relevant to a number of lines of business in the Group, especially for Jackson's portfolio of variable annuities. Prudential's persistency assumptions reflect a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly different than assumed, the Group's results of operations could be adversely affected. Furthermore, Jackson's variable annuity products are sensitive to other types of policyholder behaviour, such as the take-up of its GMWB product features.

In addition, Prudential's business may be adversely affected by epidemics and other effects that give rise to a large number of deaths or additional sickness claims, as well as increases to the cost of medical claims. Significant influenza and other epidemics have occurred a number of times historically but the likelihood, timing, or the severity of future epidemics cannot be predicted. The effectiveness of external parties, including governmental and non-governmental organisations, in combating the spread and severity of any epidemics could have a material impact on the Group's loss experience.

As a holding company, Prudential is dependent upon its subsidiaries to cover operating expenses and dividend payments

The Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries, which are subject to the risks discussed elsewhere in this 'Risk Factors' section.

As a holding company, Prudential's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper.

Certain of Prudential's subsidiaries are subject to applicable insurance, foreign exchange and tax laws, rules and regulations that can limit their ability to make remittances. In some circumstances, this could limit Prudential's ability to pay dividends to shareholders or to make available funds held in certain subsidiaries to cover operating expenses of other members of the Group.

Prudential operates in a number of markets through joint ventures and other arrangements with third parties, involving certain risks that Prudential does not face with respect to its consolidated subsidiaries

Prudential operates, and in certain markets is required by local regulation to operate, through joint ventures and other similar arrangements. For such Group operations, management control is exercised in conjunction with other participants. The level of control exercisable by the Group depends on the terms of the contractual agreements, in particular, the allocation of control among, and continued cooperation between, the participants. In addition, the level of control exercisable by the Group could also be subject to changes in the maximum level of non-domestic ownership imposed on foreign companies in certain jurisdictions. Prudential may face financial, reputational and other exposure (including regulatory censure) in the event that any of its partners fails or is unable to meet its obligations under the arrangements, encounters financial difficulty, or fails to comply with local or international regulation and standards such as those pertaining to the prevention of financial crime. In addition, a significant proportion of the Group's product distribution is carried out through arrangements with third parties not controlled by Prudential and is therefore dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements, such as through significant deterioration in the reputation, financial position or other circumstances of the third party or material failure in controls (such as those pertaining to the third-party system failure or the prevention of financial crime) could adversely affect the results of operations of Prudential.

Prudential's Articles of Association contain an exclusive jurisdiction provision

Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings by a shareholder (in its capacity as such) against Prudential and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service providers. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Changes in tax legislation may result in adverse tax consequences

Tax rules, including those relating to the insurance industry, and their interpretation may change, possibly with retrospective effect, in any of the jurisdictions in which Prudential operates. Significant tax disputes with tax authorities, and any change in the tax status of any member of the Group or in taxation legislation or its scope or interpretation could affect Prudential's financial condition and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer